Mail Stop 4561

October 7, 2009

By U.S. Mail and Facsimile to (254) 761-2957.

J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, TX 76712

> **Re:** **FirstCity Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-K/A filed July 31, 2008**
> **Form 10-Q for Fiscal Period Ended September 30, 2008**
> **Form 10-K for Fiscal Period Ended December 31, 2008**
> **File No. 033-19694**

Dear Mr. Baker:

We have reviewed your correspondence filed with the Commission on July 20, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. You indicate in your response to comment 6 that "Since being acquired by FirstCity and other investors in 1997, UBN…has not originated or purchased any loans through December 31, 2008." You also state that "Most of the loans in this portfolio have matured but are in litigation due to events of non-payment or default, and therefore, as the final receipt of cash flows is dependent upon the decision of the court, there is a high degree of uncertainty in both the amount and

the timing of when final payment will be received." In light of this information, please address the following regarding this portfolio:

- It appears that most of these loans have been nonperforming for some time. Please tell us and disclose in future filings when the loans were classified as nonperforming.

- Please tell us and revise your future filings to clearly disclose your policy for charge-offs.

- In light of these facts, please tell us how you considered the guidance of paragraph 8d of SOP 01-6 (ACC 310-10-35-47) which indicates that "The related loan or trade receivable balance should be charged off in the period in which the loans or trade receivables are deemed uncollectible."

Form 10-Q for the Period Ended June 30, 2009
Interim financial Statements

2.	In future filings beginning in your next Form 10-Q, please revise the face of your balance sheet to quantify the amount of the respective allowance by which you are reducing your Portfolio assets, net and your Loans receivable, net.

3.	In light of the disparity of nature of your loan portfolio operations from your railroad operations, please revise your future filings to separately quantify the amount of expenses related to those operations, either on the face of the income statement or in a footnote. Similarly, please revise your MD&A to quantify the expenses related to your railroad operations as well as to discuss the liquidity provided or used by these operations.

Note (5) Portfolio Assets, page 12

4.	In future filings beginning in your next Form 10-Q, please revise footnote (1) to the table on page 12 to separately quantify the amount of the loans and the amount of allowance that is related to the step acquisition of the former equity-method investee.

5.	In future filings beginning in your next Form 10-Q, please revise to provide a breakdown for your allowance for loan losses on Portfolio assets as well as a breakdown for your allowance for loan losses on Loans receivable by category. As part of this breakdown separately quantify the amount of allowance that is specifically allocated to the balance of nonperforming loans attributed to the consolidated UPN portfolio.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Branch Chief